Filed Pursuant to Rule 253(g)(2)
File No. 024-10716

1st stREIT OFFICE INC.

SUPPLEMENT NO. 3 DATED MAY 21, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 30, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its post-qualification amendment that was qualified by the SEC on October 30, 3019 (the “Offering Circular”), as previously supplemented by Supplement No. 1 dated December 24, 2019 and Supplement No. 2 dated March 20, 2020.

The purpose of this supplement is to:

•	provide a business update on the impact to the Company of the current COVID-19 pandemic, including information related to rent collection information for the months of April 2020 and May 2020 (through the date of this supplement).

•	update our disclosure to include risk factors that were included in our Form 1-K filed with the SEC on April 15, 2020.

Impact of COVID-19

As noted in our letter to shareholders dated May 21, 2020, given the significant disruption to and weakening of general economic fundamentals, we are providing a brief update with respect to collections for April 2020 and May 2020, and are continuing to assess the ongoing effects to our business plan and our tenants and expect to make and communicate timely adjustments, as appropriate.

We continue to monitor events and take steps to mitigate the potential impact and risks of COVID-19 to the Company. While we are currently unable to completely estimate the impact COVID-19 will have on our financial condition, as of the date of this supplement, we believe that the impact has been reasonably estimated in our updated 2020 budget, as discussed below.

The following is a summary of our April 2020 and May 2020 base rent collections as of May 20, 2020:

•	Approximately 86% of originally budgeted April 2020 and May 2020 total base rent has been received from our tenants.

•	We received rent relief requests from five of our twenty-four tenants, who represent approximately 46% and 46%, respectively, of our monthly total base rent for each of April 2020 and May 2020.

•	As of the date of this supplement, we entered into temporary rent modification agreements with two tenants in the form of short-term rent deferrals, with such deferred rent to be repaid in installments by the end of the 2021 calendar year. None of the other relief requests received were granted nor do we currently expect that any of those requests will result in lease modification.

•	Based on the revised annual budget for the 2020 calendar year, as adjusted for the two lease amendments referenced above, we have collected 100% of contractual rent obligations due in April and May. We currently have no reason to believe that the rent deferrals will not be fully paid by the end of 2021, as currently modified.

For any other tenants that may request relief in the future, we will evaluate deferrals and/or other potential modifications on a case-by-case basis. We can give no assurances on the outcomes should future negotiations arise, the amount of the rent relief packages and ultimate recovery of the amounts deferred.

Risk Factors

The following risk factors supplement those included in the Offering Circular beginning on page 20:

Risks Related to the COVID-19 Pandemic

The recent outbreak of the novel COVID-19 presents material uncertainty and risk with respect to the Company’s prospects, performance and financial results.

The recent outbreak of the novel COVID-19 or “coronavirus” across many countries around the globe, including extensively in the United States, has begun to materially and adversely slow global commercial activity, has contributed to significant volatility in financial markets, and has caused many to fear a potential United States and/or global recession and significant loss of employment. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines, significant restrictions on group gatherings, and restrictions and prohibitions on travel. Such actions are creating disruption in the global economy and supply chains and adversely impacting a number of industries, including retail, transportation, hospitality, office, multi-family, senior housing and entertainment. The outbreak and related curtailment in personal and economic activity are likely to have a material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any meaningful prediction as to the ultimate adverse impact. What is clear at this time, however, is that the coronavirus presents material uncertainty and risk with respect to the Company’s prospects, performance and financial results.

Certain events beyond our control, including the COVID-19 virus, could materially adversely affect our operations and the returns on the properties in which we may invest.

The World Health Organization declared a global emergency on January 30, 2020 and a pandemic on March 11, 2020, which may result in health or other government authorities requiring the closure of the workplaces of our tenants, our Manager and the applicable property managers, which could significantly disrupt our operations and the ability of our tenants to pay rent. Any significant additional spreading of the virus in the United States could adversely affect the ability of our Manager and applicable property manager to collect rents, perform routine maintenance on Laumeier, the Allied Property and any other properties we may acquire in the future, and generally enforce the terms of the leases. Many counties have reportedly closed their offices and courthouses due to COVID-19, which may limit the ability our ability to obtain necessary licenses for renovations and repairs, or to sell our properties. Additionally, certain municipalities have considered or instituted moratoriums on rent payments and moratoriums on tenant evictions in connection with the COVID-19 outbreak. If such programs (or similar measures) are instituted in jurisdictions where Laumeier, the Allied Property and any other properties we may acquire in the future are located, they could cause significant disruption in the collection of rental payments for an undetermined amount of time, and could leave property owners without any recourse to tenant defaults. Given the dynamic nature of this outbreak, the extent to which the COVID-19 virus impacts our operations and/or any given property’s operations will depend on future developments, which remain highly uncertain and cannot be predicted at this time.

All unrealized performance information, investment strategy, and targeted returns presented throughout the Offering Circular and other filings were prepared as of the dates indicated.

All unrealized performance information, investment strategy, and targeted returns presented throughout the Offering Circular and the Company’s other filings were prepared as of the dates indicated. Such information was prepared at such times in good faith based on a number of fundamental assumptions as of such dates, including assumptions relating to the broader economy, macro and applicable micro economic conditions, the geopolitical landscape, interest rates, availability and pricing of credit, liquidity and depth of transactional markets, health, population, and the environment, etc. With the unprecedented (and to date incurable) advancement of the COVID-19 pandemic, most of those assumptions at the current time appear to be inaccurate or in a state of suspension. Consequently, all unrealized performance information, the portions of the investment strategy which related to targeted returns are at the time of this writing indeterminate, but may be materially lower than those last presented. While in the medium to longer term our Sponsor believes the Company should see attractive opportunities consistent with its larger investment themes and strategy, it will likely take some time for the markets to recover.

The Company and its investments are likely to become more vulnerable to external factors, including ones which historically may not have impacted vehicles or strategies like that of the Company.

The Company, our Sponsor, our Manager, existing and potential tenants and other industry participants all operate within a broader national and international economic and human eco-system. Consequently, geopolitical, economic, financial, health, environmental and other macro and micro issues can directly and indirectly impact the Company’s prospects and performance by affecting one or more of the aspects of the market and/or market participants relevant to the Company and our investments. With the advance of globalization, technology, speed at which information flows, aggregation and analysis of data, and the general inter-relatedness of the world, markets are likely to become more volatile and the Company and our investments are likely to become more vulnerable to external factors, including ones which historically may not have impacted strategies like that of the Company.